UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2014

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes	☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or solicitation of an offer to acquire, purchase or subscribe for securities of the Company or an invitation to enter into an agreement to do any such things, nor is it calculated to invited any offer to acquire, purchase or subscribe for any securities. This announcement is not an offer of securities for sale in the PRC, Hong Kong and the United States or elsewhere.

This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The Shares mentioned herein have not been, and will not be, registered under the Securities Act, and may not be offered or sold in the United States except pursuant to registration or an exemption from the registration requirements of the Securities Act. No public offering of the Shares will be made in the United States.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

中芯國際集 成電 路 製 造 有限 公 司 *

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 981)

COMPLETION OF PLACING OF EXISTING SHARES AND SUBSCRIPTION OF NEW SHARES UNDER 2013 GENERAL MANDATE

Sole Global Coordinator

Joint Placing Agents

The Company is pleased to announce that the completion of the Placing took place on 9 June 2014 and the completion of the Subscription took place on 12 June 2014. Pursuant to the terms and conditions of the Placing and Subscription Agreement, (i) a total of 2,590,000,000 Sale Shares were successfully placed by the Joint Placing Agents to not fewer than six (6) independent Placees, who are third parties independent of and not connected with the Company and its connected persons, at the placing price of HK$0.60 per Sale Share and (ii) the Company allotted and issued 2,590,000,000 Subscription Shares, representing approximately 7.44% of the issued share capital of the Company as enlarged by the issue of the 2,590,000,000 new Shares, to the Vendor at the price of HK$0.60 per Subscription Share.

* For identification purposes only

Reference is made to the announcement of the Company dated 4 June 2014 (the “Announcement”). Unless otherwise defined, capitalised terms in this announcement shall have the same meanings as those defined in the Announcement.

COMPLETION OF PLACING OF EXISTING SHARES AND SUBSCRIPTION OF NEW SHARES UNDER 2013 GENERAL MANDATE

The Company is pleased to announce that the completion of the Placing took place on 9 June 2014 and the completion of the Subscription took place on 12 June 2014. Pursuant to the terms and conditions of the Placing and Subscription Agreement, (i) a total of 2,590,000,000 Sale Shares were successfully placed by the Joint Placing Agents to not fewer than six (6) independent Placees, who are third parties independent of and not connected with the Company and its connected persons, at the placing price of HK$0.60 per Sale Share and (ii) the Company allotted and issued 2,590,000,000 Subscription Shares, representing approximately 7.44% of the issued share capital of the Company as enlarged by the issue of the 2,590,000,000 new Shares, to the Vendor at the price of HK$0.60 per Subscription Share.

Reference is also made to the Announcement relating to, among other things, the potential exercise of pre-emptive right and further subscription of new Shares by certain shareholders of the Company. Further announcement(s) will be made by the Company upon the entering into of any agreement as a result of such potential exercise of pre-emptive right and further subscription.

CHANGES IN SHAREHOLDING STRUCTURE

The following table illustrates: (i) the shareholding structure of the Company immediately before the completion of the Placing and the Subscription and before any conversion of the Original Bonds and the Original Pre-emptive Bonds; (ii) the shareholding structure of the Company immediately after completion of the Placing but before the Subscription and before any conversion of the Original Bonds and the Original Pre-emptive Bonds; (iii) the shareholding structure of the Company immediately upon completion of the Placing and the Subscription but before any conversion of the Original Bonds and the Original Pre-emptive Bonds; and (iv) the shareholding structure of the Company immediately upon completion of the Placing and the Subscription and full conversion of the Original Bonds and the Original Pre-emptive Bonds:

	Immediately before the		Immediately after completion
	completion of the Placing and		of the Placing but before the		Immediately upon completion of		Immediately after completion of
	the Subscription and assuming		Subscription and assuming no		the Placing and the Subscription		the Placing and the Subscription
	no conversion of the Original		conversion of the Original		and assuming no conversion of		and assuming full conversion of
	Bonds and the Original		Bonds and the Original		the Original Bonds and the		the Original Bonds and the
	Pre-emptive Bonds		Pre-emptive Bonds		Original Pre-emptive Bonds		Original Pre-emptive Bonds
		% of issued		% of issued		% of issued		% of issued
		share capital		share capital		share capital		share capital
		of the		of the		of the		of the
Name of Shareholder	No. of Shares	Company	No. of Shares	Company	No. of Shares	Company	No. of Shares	Company

Datang	6,116,138,341	18.98%	3,526,138,341	10.94%	6,116,138,341	17.56%	6,647,619,470	17.67%
Country Hill	3,605,890,530	11.19%	3,605,890,530	11.19%	3,605,890,530	10.35%	3,919,328,119	10.42%
Placees of the Sale Shares (inc. SEHL)	—	—	2,590,000,000	8.04%	2,590,000,000	7.44%	2,590,000,000	6.88%
Other Shareholders	22, 510,158,902	69.83%	22, 510,158,902	69.83%	22, 517,627,861	64.65%	24,464, 445,186	65. 03%

Total	32,232,187,773	100.00%	32,232,187,773	100.00%	34,829,656,732	100.00%	37,621,392,775	100.00%

Note:                 The above figures assume that other than the Subscription Shares, no further Shares are issued or repurchased by the Company, no issue of the Further Bonds, no issue of Further Pre-emptive Securities and no share options are exercised, no conversion will be exercised, and other than the Sale Shares, no Shares are sold or purchased by the Vendor and no Restricted Share Units are granted, in each case up to the date of the completion of the Subscription.

None of the Placees has become a substantial shareholder of the Company immediately after the completion of the Placing.

By order of the Board
Semiconductor Manufacturing International Corporation
Tzu-Yin Chiu
Chief Executive Officer and Executive Director

Shanghai, 12 June 2014

As at the date of this announcement, the directors of the Company are:

Executive Directors
Zhang Wenyi (Chairman)
Tzu-Yin Chiu (Chief Executive Officer)
Gao Yonggang (Chief Financial Officer)

Non-executive Directors
Chen Shanzhi (Li Yonghua as his Alternate)
Lawrence Juen-Yee Lau (Datong Chen as his Alternate)
Zhou Jie

Independent Non-executive Directors
William Tudor Brown
Sean Maloney
Frank Meng
Lip-Bu Tan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: 24 June, 2014	By:	/s/ Dr. Tzu-Yin Chiu
		Name:	Dr. Tzu-Yin Chiu
		Title:	Chief Executive Officer, Executive Director